SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment     )*

Akero Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00973Y 108

(CUSIP Number)

David Pezeshki

venBio Partners, LLC

1700 Owens Street, Suite 595, San Francisco, CA 94158

(415) 800-0800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00973Y 108

1.	Names of Reporting Persons. venBio Global Strategic Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,954,858
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,954,858
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,954,858
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.17%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 00973Y 108

1.	Names of Reporting Persons. venBio Global Strategic GP II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,954,858
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,954,858
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,954,858
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.17%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 00973Y 108

1.	Names of Reporting Persons. venBio Global Strategic GP II, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,954,858
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,954,858
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,954,858
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.17%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 00973Y 108

1.	Names of Reporting Persons. Robert Adelman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,954,858
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,954,858
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,954,858
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.17%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00973Y 108

1.	Names of Reporting Persons. Corey Goodman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,954,858
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,954,858
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,954,858
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.17%
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, $0.0001 par value per share (the “Common Stock”), of Akero Therapeutics, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 170 Harbor Way, 3rd Floor, South San Francisco, CA 94080.

Item 2.	Identity and Background

This Schedule 13D is being filed by the following persons (each a “Reporting Person” and together the “Reporting Persons”):

i.	venBio Global Strategic Fund II, L.P., a Cayman Islands partnership (the “Fund”);

ii.	venBio Global Strategic GP II, L.P., a Cayman Islands partnership (the “General Partner”), which is the sole general partner of the Fund;

iii.	venBio Global Strategic GP II, Ltd., a Cayman Islands company (the “GP Ltd.”), which is the sole general partner of the General Partner;

iv.	Robert Adelman, a citizen of the United States of America and a director of the GP Ltd.; and

v.	Corey Goodman (together with Robert Adelman, the “Directors”), a citizen of the United States of America and a director of the GP Ltd.

The principal business address of each Reporting Person is c/o venBio Partners, LLC, 1700 Owens Street, Suite 595, San Francisco, CA 94158. The principal business of the Fund is to make strategic equity and equity-related investments principally in entities operating in the life sciences industry and/or assets relating thereto. The principal business of the General Partner is to act as the sole general partner of the Fund. The principal business of the GP Ltd. is to act as the sole general partner of the General Partner. The principal business of each of the Directors is to manage the General Partner and the GP Ltd.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Fund purchased the shares set forth in Item 5 using funds from working capital.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock set forth in Item 5 and hold their shares of Common Stock for investment purposes. Aaron Royston, who is an employee of venBio Partners LLC, is a director of the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may take actions with respect to their investment in the Issuer. These actions include changing their current investment purpose and/or, from time to time, (i) acquiring or causing affiliates to acquire additional Securities in open market transactions, in privately negotiated transactions or through other methods; (ii) disposing or causing affiliates to dispose of some or all of the Securities in open market transactions, in privately negotiated transactions or through other methods, including distributions by the Fund directly to its limited partners; or (iii) continuing to hold or causing affiliates to hold the Securities (or any combination or derivative thereof). In addition, the Reporting Persons may engage in discussions with the Issuer’s management, members of its board of directors, stockholders and other relevant parties or take other actions concerning the Issuer’s operations, capital expenditures, financings, executive compensation practices, capital structure and any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The information set forth in Item 6 below is incorporated by reference in its entirety into this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 27,907,622 outstanding shares of Common Stock immediately following the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed on June 20, 2019, including the exercise in full of the underwriters’ option to purchase additional shares.

The Fund directly holds 3,954,858 shares of Common Stock. As the sole general partner of the Fund, the General Partner may be deemed to beneficially own the shares held by the Fund and as the sole general partner of the General Partner, the GP Ltd. may be deemed to beneficially own the shares held by the Fund. As directors of the GP Ltd., each of the Directors may be deemed to beneficially own the shares held by the fund.

(c) On June 24, 2019, the Fund purchased 250,000 shares of Common Stock in connection with the Issuer’s initial public offering. The purchase price was $16.00 per share. Also on June 24, 2019 each share of the Issuer’s preferred stock held by the Fund was automatically converted into the Issuer’s Common Stock on a 3.07418-for-one basis upon the closing of the Issuer’s initial public offering, resulting in the Fund receiving 3,704,858 shares.

(d) Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration rights

On December 5, 2018, the Fund entered into an amended and restated investors’ rights agreement with the Issuer (the “Investors’ Rights Agreement”). The Investors’ Rights Agreement provides for certain rights relating to the registration of certain shares of Common Stock held by the Fund and certain other holders (the “Registrable Securities”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”).

Demand registration rights

Any time after December 16, 2019, certain holders of the Registrable Securities are entitled to demand registration rights under certain conditions. Under the terms of the Investors’ Rights Agreement, the Issuer will be required, upon the written request of holders of at least 50% of the Registrable Securities issued or issuable upon conversion of the Issuer’s preferred stock, to file a registration statement with an anticipated offering amount of at least $10.0 million (net of certain offering related expenses) and to use its commercially reasonable efforts to effect the registration of such Registrable Securities for public resale. In addition to other specified conditions and limitations, the Issuer is required to effect up to two registrations pursuant to this provision of the Investors’ Rights Agreement.

Short-form registration rights

Pursuant to the Investors’ Rights Agreement, if the Issuer is eligible to file a registration statement on Form S-3, upon the written request of holders of at least 20% of the Registrable Securities that would result in an aggregate offering price of at least $5.0 million (net of certain offering related expenses), the Issuer will be required to use commercially reasonable efforts to effect a registration of such Registrable Securities. In addition to other specified conditions and limitations, the Issuer is required to effect up to two registration in any twelve month period pursuant to this provision of the Investors’ Rights Agreement.

Piggyback registration rights

Pursuant to the Investors’ Rights Agreement, if the Issuer registers any of its securities either for its own account or for the account of other security holders, subject to certain exceptions, the holders of the Registrable Securities are entitled to include their shares in the registration. Subject to certain exceptions contained in the Investors’ Rights Agreement, the Issuer may terminate or withdraw any registration initiated before the effective date of such registration in their sole discretion and the underwriters may limit the number of shares included in the underwritten offering to the number of shares which the underwriters determine in their sole discretion will not jeopardize the success of the offering.

Indemnification

The Investors’ Rights Agreement contains customary cross-indemnification provisions, under which the Issuer is obligated to indemnify holders of Registrable Securities in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the holders of Registrable Securities are obligated to indemnify the Issuer for material misstatements or omissions attributable to such holders.

Expiration of registration rights

The demand registration rights and short form registration rights granted to any holder of Registrable Securities under the Investors’ Rights Agreement will terminate upon the third anniversary of the completion of the initial public offering or at such time as such stockholder owns 1% or less of the Issuer’s outstanding common stock and can sell all of its Registrable Securities without restriction pursuant to Rule 144 within a three month period.

The foregoing description of the Investors’ Rights Agreement is qualified in its entirety by reference to the full text of the Investors’ Rights Agreement, a copy of which is filed as Exhibit 2 hereto, and is incorporated by reference into this Item 6.

Lock-Up Agreement

In connection with the Issuer’s initial public offering, the Fund entered into a lock-up agreement (the “Lock-Up Agreement”) with J.P. Morgan Securities LLC, Jefferies LLC and Evercore Group L.L.C., as representatives of the several underwriters. Pursuant to the terms of the Lock-Up Agreement, the Fund has agreed, with certain exceptions, during the period ending 180 days after June 19, 2019, not to

•

offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of the Issuer’s common stock or any securities convertible into or exercisable or exchangeable for the Issuer’s common stock;

•	enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities; or

•

make any demand for or exercise any right with respect to the registration of any shares of the Issuer’s common stock or any security convertible into or exercisable or exchangeable for the Issuer’s common stock.

The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the Form of the Lock-Up Agreement, a copy of which is filed as Exhibit 3 hereto, and is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement (filed herewith).

Exhibit 2	Amended and Restated Investors’ Rights Agreement among the Issuer and certain of its stockholders, dated December 5, 2018 (incorporated by reference to Exhibit 4.2 to the Issuer’s Form S-1 filed on May 24, 2019).

Exhibit 3	Lock-Up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Form S-1 filed on June 10, 2019).

Exhibit 4	Power of Attorney (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2019

VENBIO GLOBAL STRATEGIC FUND II, L.P.

By:	VENBIO GLOBAL STRATEGIC GP II, L.P. General Partner

	By:	venBio Global Strategic GP II, Ltd. General Partner

		By:	*
Director

VENBIO GLOBAL STRATEGIC GP II, L.P.

By:	VENBIO GLOBAL STRATEGIC GP II, LTD. General Partner

	By:	*
Director

VENBIO GLOBAL STRATEGIC GP II, LTD.

By:	*
Director

*
Robert Adelman

*
Corey Goodman

*By:	/s/ David Pezeshki
David Pezeshki As attorney-in-fact

This Schedule 13D was executed by David Pezeshki on behalf of the individual listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 4.